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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                (AMENDMENT NO. 3)


                               INAMED CORPORATION
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                                (Name of Issuer)


     COMMON STOCK, NO PAR VALUE                             453235103
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   (Title of class of securities)                         (CUSIP number)


                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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       (Name, address and telephone number of person authorized to receive notices and communications)


                                  APRIL 1, 1997
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

------------------------------------         -----------------------------------
CUSIP No.    453235103                                   13D-Page 2
------------------------------------         -----------------------------------


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           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                      (B) [_]
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  3        SEC USE ONLY

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  4        SOURCE OF FUNDS:            WC/OO

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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]
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  6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DELAWARE

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  NUMBER OF           7    SOLE VOTING POWER:                   0
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:                 613,095
   OWNED BY
                   -------------------------------------------------------------
     EACH             9    SOLE DISPOSITIVE POWER:              0
  REPORTING
                   -------------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:            613,095

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 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          613,095
           REPORTING PERSON:

--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES:                                                   [_]

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 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              6.8%

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 14        TYPE OF REPORTING PERSON:                 PN

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SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------           -----------------------------------
CUSIP No.    453235103                                    13D-Page 3
----------------------------------           -----------------------------------


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  1        NAME OF REPORTING PERSON:             SC FUNDAMENTAL VALUE BVI, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                      (B) [_]
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  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:            N/A

--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                                [_]
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  6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DELAWARE

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  NUMBER OF           7    SOLE VOTING POWER:                   0
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:                 275,205
   OWNED BY
                   -------------------------------------------------------------
     EACH             9    SOLE DISPOSITIVE POWER:              0
  REPORTING
                   -------------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:            275,205

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          275,205
           REPORTING PERSON:

--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES:                                                  [_]

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 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             3.0%

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 14        TYPE OF REPORTING PERSON:                 CO

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SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------           ------------------------------------
CUSIP No.        453235103                                  13D-Page 4
---------------------------------           ------------------------------------


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   1        NAME OF REPORTING PERSON:                 SC FUNDAMENTAL, INC.

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
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   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [X]
                                                                     (B) [_]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS:            N/A

--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                               [_]

--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DELAWARE

--------------------------------------------------------------------------------
   NUMBER OF           7    SOLE VOTING POWER:                   0
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY         8    SHARED VOTING POWER:                 613,095
    OWNED BY
                    ------------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER:              0
   REPORTING
                    ------------------------------------------------------------
  PERSON WITH         10    SHARED DISPOSITIVE POWER:            613,095

--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          613,095
            REPORTING PERSON:

--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                              [_]

--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         6.8%

--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON:                 CO

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SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------           ---------------------------------
CUSIP No.       453235103                                   13D-Page 5
------------------------------------           ---------------------------------


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   1        NAME OF REPORTING PERSON:                 GARY N. SIEGLER

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
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   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [_]
                                                                       (B) [X]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS:            N/A

--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                 [_]

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   6        CITIZENSHIP OR PLACE OF ORGANIZATION:     UNITED STATES

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   NUMBER OF           7    SOLE VOTING POWER:                   0
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY         8    SHARED VOTING POWER:                 888,300
    OWNED BY
                    ------------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER:              0
   REPORTING
                    ------------------------------------------------------------
  PERSON WITH         10    SHARED DISPOSITIVE POWER:            888,300

--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          888,300
            REPORTING PERSON:

--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                [_]

--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           9.8%

--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON:                 IN

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SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------           --------------------------------
CUSIP No.        453235103                                   13D-Page 6
-------------------------------------           --------------------------------


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   1           NAME OF REPORTING PERSON:                 PETER M. COLLERY

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [_]
                                                                     (B) [X]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS:            N/A

--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                               [_]

--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION:     UNITED STATES

--------------------------------------------------------------------------------
   NUMBER OF           7    SOLE VOTING POWER:                   0
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY         8    SHARED VOTING POWER:                 888,300
    OWNED BY
                    ------------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER:              0
   REPORTING
                    ------------------------------------------------------------
  PERSON WITH         10    SHARED DISPOSITIVE POWER:            888,300

--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          888,300
            REPORTING PERSON:

--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                               [_]

--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          9.8%

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  14        TYPE OF REPORTING PERSON:                 IN

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SEE INSTRUCTIONS BEFORE FILLING OUT!

            This constitutes Amendment No. 3 to the Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "Commission") by The SC Fundamental Value Fund, L.P., a Delaware limited partnership (the "Fund"), SC Fundamental Value BVI, Inc., a Delaware corporation, SC Fundamental Inc., a Delaware corporation, Gary N. Siegler, an individual, and Peter M. Collery, an individual (collectively, the "Reporting Persons"), with respect to the Common Stock, no par value (the "Common Stock"), of Inamed Corporation, a Florida corporation (the "Company"). Item 4. Purpose of the Transaction.

            As previously reported in the Statement and Amendments No. 1 and 2 thereto, the Fund and SC Fundamental Value BVI, Ltd. (collectively, the "Sellers") purchased, in the aggregate, $8,460,000 principal amount of the Company's 11% Secured Convertible Notes due 1999 (the "Notes"). The Notes were issued under an indenture, dated as of January 2, 1996 (as amended from time to time, the "Indenture"), between the Company and Santa Barbara Bank & Trust, as trustee.

            As previously reported in Amendment No. 2 to the Statement filed with the Commission on March 4, 1997, the Sellers entered into that certain letter agreement, dated February 27, 1997 (the "Letter Agreement"), with the Company pursuant to which, among other things, the Sellers agreed to a restructuring of the Company's indebtedness held by the Sellers in order to, among other things, (i) terminate those certain Escrow

Agreements, each dated as of January 2, 1996 (as amended from time to time, the "Escrow Agreements") and (ii) return the escrowed funds held pursuant to the Escrow Agreements to the Sellers and the other holders of the Notes and the Company agreed to issue to the Sellers and the other holders of the Notes warrants to purchase shares of Common Stock (the "Warrants"). The Sellers have agreed to sell (the "Sale") to Appaloosa Investment Limited Partnership I (the "Buyer") $4,834,286 in aggregate principal amount of the Notes. See Item 6 below, which is incorporated herein by reference, for additional information with respect to the Sale. After giving effect to the Sale, the the receipt of the escrowed funds held pursuant to the Escrow Agreements (which, pursuant to the terms of the Indenture, will result in a redemption of the Notes then owned by the Sellers) and the issuance of the Warrants, the Reporting Persons will no longer beneficially own any Notes, will beneficially own 42,300 shares of Common Stock and will own Warrants, not exercisable prior to August 15, 1997, that will represent the right to purchase 403,000 shares of Common Stock.

            Except with respect to the Sale, the Reporting Persons currently have no plans or proposals which would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

            The Reporting Persons may from time to time (i) acquire additional shares of Common Stock, subject to the availability of prices deemed favorable in the open market, in privately negotiated transactions or otherwise or (ii) dispose of the shares of Common Stock owned by them or subsequently acquired or sell short such shares of Common Stock, in each case at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            The information in Items 4 and 6 is incorporated herein by reference.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------

            The Sellers have agreed to sell to the Buyer at par
$4,834,286 in aggregate principal amount of the Notes. The closing of the Sale is scheduled to take place upon the effectiveness of the second supplemental indenture to the Indenture, which supplement will give effect to the amendments to the Notes contemplated by the Letter Agreement, or as soon as practicable.


Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            1. Trade Confirmation, dated as of March 27, 1997, among the Sellers, Scott Bommer and the Buyer.

                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 1997

                              SC FUNDAMENTAL INC.

                                    By:   /s/ Neil H. Koffler
                                        ----------------------------------
                                          Neil H. Koffler as Attorney-
                                          in-Fact for Peter M. Collery,
                                          Vice President



                              THE SC FUNDAMENTAL VALUE FUND, L.P.

                                    By:   SC FUNDAMENTAL INC.

                                    By:   /s/ Neil H. Koffler
                                        ----------------------------------
                                          Neil H. Koffler as Attorney-
                                          in-Fact for Peter M. Collery,
                                          Vice President



                              SC FUNDAMENTAL VALUE BVI, INC.

                                    By:   /s/ Neil H. Koffler
                                        ----------------------------------
                                          Neil H. Koffler as Attorney-
                                          in-Fact for Peter M. Collery,
                                          Vice President


                                          /s/ Neil H. Koffler
                                        ----------------------------------
                                         Neil H. Koffler as Attorney-
                                         in-Fact for Gary N. Siegler*


                                          /s/ Neil H. Koffler
                                        ----------------------------------
                                         Neil H. Koffler as Attorney-
                                         in-Fact for Peter M. Collery*


*The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

                                 EXHIBIT INDEX



1.    Trade Confirmation, dated as of March 27, 1997, among the
Sellers, Scott Bommer and the Buyer.










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